Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated October 24, 2006
Relating to Preliminary Prospectus dated October 10, 2006
Registration No. 333-135821
This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated October 10, 2006 relating to this offering (the “Preliminary Prospectus”), included in Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-135821) relating to these securities. The most recent Registration Statement can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1333248/000093639206000931/a21988a3sv1za.htm. The following information supplements and updates the information contained in the Preliminary Prospectus.

Common stock offered by us:	6,000,000 shares (excluding option to purchase up to 900,000 additional shares to cover overallotments)

Common stock to be outstanding after this offering:	28,045,540

Initial public offering price per share:	$9.00 per share

Net proceeds to us:	Approximately $48.5 million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Use of proceeds:	The net proceeds that we will receive from the offering will be less than the estimated net proceeds set forth under the caption “Use of Proceeds” in the Preliminary Prospectus, which was based on an assumed initial offering price of $12.00 per share.

As a result, we currently expect to use our net proceeds from this offering as follows:

• approximately $43.1 million to fund clinical trials for IV APAP and Omigard and other research and development activities;

• approximately $3.0 million to fund capital expenditures, primarily including equipment associated with the manufacturing of IV APAP; and

• the remainder to fund working capital and other general corporate purposes.

We anticipate that the net proceeds from this offering, together with our existing cash and cash equivalents, will allow us to complete the clinical trials necessary to support NDA filings for IV APAP and Omigard.

We may also use a portion of the net proceeds to in-license, acquire or invest in complementary businesses or products. However, we have no current understandings, commitments or agreements to do so.

Pro forma as adjusted balance sheet data:	Based on the initial offering price of $9.00 per share, as of June 30, 2006, on a pro forma as adjusted basis, cash and cash equivalents would have been approximately $91.3 million and, working capital would have been approximately $85.9 million and total stockholders’ equity would have been approximately $83.0 million.

Pro forma as adjusted capitalization:	Based on the initial offering price of $9.00 per share, as of June 30, 2006, on a pro forma as adjusted basis, additional paid-in capital would have been approximately $129.0 million, total stockholders’ equity would have been approximately $83.0 million and total capitalization would have been approximately $89.0 million.

Dilution:	Based on the initial public offering price of $9.00 per share, our pro forma as adjusted net tangible book value after this offering would have been $83.0 million, as of June 30, 2006. This represents an immediate increase in pro forma as adjusted net tangible book value of $1.39 per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $6.04 per share to investors participating in this offering at the initial public offering price. Investors purchasing shares of common stock in this offering will have purchased approximately 21% of our outstanding common stock immediately following the completion of this offering and will have contributed approximately 40% of the total consideration paid for our common stock.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free Merrill Lynch & Co., 4 World Financial Center, New York, New York 10080 (telephone: 866-500-5408).